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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

October 13, 2022

Dear Sir/Madam,

Sub: Outcome of Board Meeting

Further to our intimation dated September 16, 2022 and October 10, 2022 (date of prior intimation of the Board meeting to consider buyback) we wish to inform you that the Board of Directors ("**Board**") of Infosys Limited ("**Company**") at its meeting held today has, *inter-alia,* transacted the following items of business:

I. Financial Results

1. Approved the audited consolidated financial results of the Company and its subsidiaries as per Indian Accounting Standards ("**INDAS**") for the quarter and half year ended September 30, 2022;
2. Approved the audited standalone financial results of the Company as per INDAS for the quarter and half year ended September 30, 2022; and
3. Approved the audited financial statements of the Company and its subsidiaries as per INDAS and International Financial Reporting Standard ("**IFRS**") for the quarter and half year ended September 30, 2022;

II. Dividend:

4. Declared an interim dividend of ₹ 16.50/- per equity share.
5. Fixed October 28, 2022 as record date for interim dividend and November 10, 2022 as payout date.

III. Buyback of equity shares:

The Board approved a proposal for the Company to buyback its own fully paid-up equity shares of face value of ₹ 5/- each ("**Equity Shares**") from the equity shareholders of the Company (other than the promoters, the promoters group and persons in control of the Company), being 14.84% and 13.31% of its total paid-up capital and free reserves as on September 30, 2022 (on a standalone and consolidated basis, respectively) for an amount, payable in cash, aggregating up to ₹ 9,300 crore (Rupees Nine Thousand Three Hundred crore only) ("**Maximum Buyback Size**") which is less than 15% of the aggregate of the total paid-up share capital and free reserves of the Company, based on the latest audited financial statements of the Company as at September 30, 2022 (on a standalone and consolidated basis), for a price not exceeding ₹ 1,850/- (Rupees One Thousand Eight Hundred and Fifty only) per Equity Share ("**Maximum Buyback Price**"), through the open market route through the Indian stock exchanges, in accordance with the provisions of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018 (as amended) ("**Buyback Regulations**") and the Companies Act, 2013 and the rules made thereunder ("**Buyback**").

American Depositary Shares ("**ADS**") holders are permitted to convert their ADS into Equity Shares, and, subsequently, opt to sell such Equity Shares on the Indian stock exchanges during the Buyback period.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

The Maximum Buyback Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as, brokerage, filing fees, advisory fees, intermediaries' fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as buyback tax, securities transaction tax, goods and services tax, stamp duty etc. and other incidental and related expenses.

Subject to the market price of the Equity Shares being equal to the Maximum Buyback Price, the indicative maximum number of Equity Shares bought back would be 50,270,270 Equity Shares ("**Maximum Buyback Shares**"), comprising approximately 1.19% of the paid-up capital of the Company as of September 30, 2022 (on a standalone basis). If the Equity Shares are bought back at a price below the Maximum Buyback Price, the actual number of Equity Shares bought back could exceed the Maximum Buyback Shares, but will always be subject to the Maximum Buyback Size. The Company shall utilize at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback *i.e.* ₹ 4,650 crore/- (Rupees Four Thousand Six Hundred and Fifty crore only)("**Minimum Buyback Size**"). Based on the Minimum Buyback Size and Maximum Buyback Price, the Company would purchase a minimum of 25,135,135 Equity Shares.

The Board has constituted a buyback committee (the "**Buyback Committee**"), comprising the Chief Financial Officer, the Deputy Chief Financial Officer, the General Counsel and the Company Secretary of the Company. The Buyback Committee has the power to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient, usual or proper in connection with the Buyback.

The Buyback is subject to the approval of the members of the Company by way of a special resolution and all other applicable statutory/ regulatory approvals.

The pre-Buyback shareholding pattern of the Company as on September 30, 2022 is attached hereto as **Annexure A.**

IV. Other matters

1. Stock grants

On recommendation of the Nomination and Remuneration Committee, the Board on October 13, 2022 approved the grant of 48,050 Restricted Stock Units to three eligible employees under the 2015 Stock Incentive Compensation plan (2015 Plan). The RSUs will be granted w.e.f November 1, 2022 and would vest over a period of three to four years.

On recommendation of the Nomination and Remuneration Committee, the Board on October 13, 2022 approved the grant of annual performance based stock incentives in the form of Restricted Stock units (RSU's) having a market value of ₹60 lacs to an eligible employee under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan). The RSUs will be granted w.e.f November 1, 2022 and the number of RSUs will be calculated based on the market price at the close of trading on November 1, 2022. The RSUs would vest equally over a period of three years subject to the Company's achievement of certain performance criteria as laid out in the 2019 Plan.

2. Allotment of equity shares

Allotted 874 equity shares on October 13, 2022, pursuant to the exercise of Restricted Stock Units by eligible employees under the 2015 Stock Incentive Compensation Plan;

Consequently, on October 13, 2022, the issued and subscribed share capital of the Company stands increased to ₹ 21,039,142,065/- divided into 4,207,828,413 equity shares of ₹5/- each.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

3. Purchase of assets of Channel Bridge Software Labs Private Limited.

Approved purchase of assets of Channel Bridge Software Labs Private Limited. The details are enclosed as **Annexure B**.

The above information will be made available on the Company's website at www.infosys.com.

This is for your information and records.

Yours sincerely,

For **Infosys Limited**

SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA

Digitally signed by SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Date: 2022.10.13 15:58:15 +05'30'

A.G.S. Manikantha
Company Secretary

ENCL: as above.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys
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Annexure A

Pre-Buyback Shareholding Pattern of the Company as of September 30, 2022

Sr. No.	Shareholder Category	*No. of Shareholders	Number of shares	% shareholding
1	**Promoter and Promoter Group**	**25**	**551,682,338**	**13.11**
2	**Indian Financial Institutions/ Banks/ Mutual Funds**			
	Indian Financial Institutions	Nil	Nil	Nil
	Banks	20	2,635,193	0.06
	Mutual Funds	38	640,181,848	15.21
	Sub Total	**58**	**642,817,041**	**15.27**
3	**FII/ FPI/ NRIs/ ADRs/ Foreign Nationals and OCB**			
	FII/FPI	1,421	1,317,504,695	31.31
	NRIs	47,373	34,318,430	0.82
	ADRs	1	569,163,930	13.53
	Foreign Nationals and Overseas Corporate Bodies	12	1,587,636	0.04
	Sub Total	**48,807**	**1,922,574,691**	**45.70**
4	**Indian Public, Corporates and others**	**2,844,320**	**1,090,753,469**	**25.92**
	Total	**2,893,210**	**4,207,827,539**	**100**

*PAN based reporting

Note: post buyback shareholding will be dependent on the actual number of shares bought back.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Annexure B

Disclosure under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015: -

Name of the target entity,	Purchase of assets of Channel Bridge Software Labs Private Limited. Acquirer: EdgeVerve Systems Limited, wholly owned subsidiary of Infosys Limited.
Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired?	No.
Industry to which the entity being acquired belongs	Software, Information Technology services and Consulting services.
Objects and effects of acquisition	Augments EdgeVerve's TradeEdge offering with mobile based sales force automation solution.
Any governmental or regulatory approvals required for the acquisition	None.
Indicative time period for completion of the acquisition	It is expected to close during the third quarter of FY 2023, subject to customary closing conditions.
Nature of consideration	Cash.
Cost of acquisition or the price at which the shares are acquired;	Purchase consideration towards IP and Contracts at INR 1.42 crores, excludes employee retention and performance bonus.
Percentage of holding	100% of the assets being taken over.
Brief Background	Established in 2014, Channel Bridge Software Labs is a provider of enterprise B2B connectivity and visibility solutions, e-commerce solutions and supply chain consulting and analytics services. (http://channelbridge.in/) Channel Bridge Software Labs is 100%-owned by Founders. Offerings: Application suite consists of Channel Sales & Distribution Portal, Sales Force Automation, Trade Promotions Management, Mobile Field Surveys & Audits and In-Store Promoter App. Channel Bridge Software Labs' suite of applications are accessible over web/mobile. Last 3 years revenues (Fiscal year ending March 31st): FY 22: INR 2.5 crores (unaudited), FY21: INR 1.7 crores, FY20: INR 1.8 crores.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com